INDUSTRIAS CH, S.A. DE C.V.

Agustín Melgar No. 23 Apdo. Postal No. 1
C.P. 54030 Tlalnepantla, Edo. de México
TEL. 53-10-25-59 Fax. 53-10-24-96

April 19, 2007

Office of International Corporat
Division of Corporation Finance
Securities and Exchange Comr
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Industrias CH, S.A.B. de C.V.
Rule 12g3-2(b) File No. 82-34903

The enclosed results of operations for the first quarter 2007 are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Industrias CH, S.A.B. de C.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Act"), afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3 -2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Sergio Vigil
Chief Financial Officer

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH | TRIMESTRE: 1 | AÑO: 2007

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA

AL 31 DE MARZO DE 2007 Y 2006

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s01	ACTIVO TOTAL	26,235,940	100	20,713,776	100
s02	ACTIVO CIRCULANTE	16,096,322	61	10,327,093	50
s03	EFECTIVO E INVERSIONES TEMPORALES	5,753,363	22	937,696	5
s04	CUENTAS Y DOCUMENTOS POR COBRAR A CLIENTES (NETO)	3,675,171	14	3,277,852	16
s05	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	284,787	1	805,485	4
s06	INVENTARIOS	6,303,620	24	5,223,653	25
s07	OTROS ACTIVOS CIRCULANTES	79,381	0	82,407	0
s08	ACTIVO A LARGO PLAZO	0	0	0	0
s09	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
s10	INVERSIONES EN ACCIONES DE SUBS. NO CONSOLIDADAS Y ASOC.	0	0	0	0
s11	OTRAS INVERSIONES	0	0	0	0
s12	INMUEBLES, PLANTA Y EQUIPO (NETO)	9,689,951	37	9,629,362	46
s13	INMUEBLES	4,391,247	17	3,925,853	19
s14	MAQUINARIA Y EQUIPO INDUSTRIAL	10,565,949	40	9,598,348	46
s15	OTROS EQUIPOS	244,864	1	245,216	1
s16	DEPRECIACION ACUMULADA	5,736,760	22	4,845,340	23
s17	CONSTRUCCIONES EN PROCESO	224,651	1	705,285	3
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	444,088	2	748,063	4
s19	OTROS ACTIVOS	5,579	0	9,258	0
s20	PASIVO TOTAL	6,639,150	100	6,651,318	100
s21	PASIVO CIRCULANTE	3,555,955	54	3,213,725	48
s22	PROVEEDORES	2,069,086	31	1,799,906	27
s23	CREDITOS BANCARIOS	0	0	0	0
s24	CREDITOS BURSATILES	3,347	0	3,446	0
s25	IMPUESTOS POR PAGAR	297,811	4	380,049	6
s26	OTROS PASIVOS CIRCULANTES	1,185,711	18	1,030,324	15
s27	PASIVO A LARGO PLAZO	0	0	0	0
s28	CREDITOS BANCARIOS	0	0	0	0
s29	CREDITOS BURSATILES	0	0	0	0
s30	OTROS CREDITOS	0	0	0	0
s31	CREDITOS DIFERIDOS	148,257	2	0	0
s32	OTROS PASIVOS LARGO PLAZO	2,934,938	44	3,437,593	52
s33	CAPITAL CONTABLE	19,596,790	100	14,062,458	100
s34	CAPITAL CONTABLE MINORITARIO	3,277,803	17	1,266,904	9
s35	CAPITAL CONTABLE MAYORITARIO	16,318,987	83	12,795,554	91
s36	CAPITAL CONTRIBUIDO	7,569,895	39	7,569,895	54
s79	CAPITAL SOCIAL PAGADO	6,468,646	33	6,468,646	46
s39	PRIMA EN VENTA DE ACCIONES	1,101,249	6	1,101,249	8
s40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
s41	CAPITAL GANADO (PERDIDO)	8,749,092	45	5,225,659	37
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	9,134,767	47	6,298,268	45
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(385,675)	(2)	(1,072,609)	(8)
s80	RECOMPRA DE ACCIONES	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH TRIMESTRE: 1 AÑO: 2007

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA

DESGLOSE DE PRINCIPALES CONCEPTOS

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s03	EFECTIVO E INVERSIONES TEMPORALES	5,753,363	100	937,696	100
s46	EFECTIVO	4,875,923	85	677,493	72
s47	INVERSIONES TEMPORALES	877,440	15	260,203	28
s07	OTROS ACTIVOS CIRCULANTES	79,381	100	82,407	100
s81	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	74,089	90
s82	OPERACIONES DISCONTINUADAS	0	0	0	0
s83	OTROS	79,381	100	8,318	10
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	444,088	100	748,063	100
s48	GASTOS AMORTIZABLES (NETO)	341,999	77	497,771	67
s49	CREDITO MERCANTIL	39,530	9	174,013	23
s51	OTROS	62,559	14	76,279	10
s19	OTROS ACTIVOS	5,579	100	9,258	100
s84	ACTIVO INTANGIBLE POR OBLIGACIONES LABORALES	0	0	3,474	38
s85	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s50	IMPUESTOS DIFERIDOS	0	0	2,479	27
s86	OPERACIONES DISCONTINUADAS	0	0	0	0
s87	OTROS	5,579	100	3,305	36
s21	PASIVO CIRCULANTE	3,555,955	100	3,213,725	100
s52	PASIVOS EN MONEDA EXTRANJERA	2,325,788	65	1,746,033	54
s53	PASIVOS EN MONEDA NACIONAL	1,230,167	35	1,467,692	46
s26	OTROS PASIVOS CIRCULANTES	1,185,711	100	1,030,324	100
s88	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s89	INTERESES POR PAGAR	3,807	0	3,610	0
s68	PROVISIONES	0	0	0	0
s90	OPERACIONES DISCONTINUADAS	0	0	0	0
s58	OTROS PASIVOS CIRCULANTES	1,181,904	100	1,026,714	100
s27	PASIVO A LARGO PLAZO	0	0	0	0
s59	PASIVO EN MONEDA EXTRANJERA	0	0	0	0
s60	PASIVO EN MONEDA NACIONAL	0	0	0	0
s31	CREDITOS DIFERIDOS	148,257	100	0	0
s65	CREDITO MERCANTIL	148,257	100	0	0
s67	OTROS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO	2,934,938	100	3,437,593	100
s66	IMPUESTOS DIFERIDOS	2,821,700	96	3,307,407	96
s91	PASIVOS LABORALES	38,563	1	16,567	0
s92	OPERACIONES DISCONTINUADAS	0	0	0	0
s69	OTROS PASIVOS	74,675	3	113,619	3
s79	CAPITAL SOCIAL PAGADO	6,468,646	100	6,468,646	100
s37	NOMINAL	5,098,604	79	5,098,604	79
s38	ACTUALIZACION	1,370,042	21	1,370,042	21

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH

TRIMESTRE: 1 AÑO: 2007

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	9,134,767	100	6,298,268	100
s93	RESERVA LEGAL	334,198	4	152,367	2
s43	RESERVA PARA RECOMPRA DE ACCIONES	1,074,112	12	1,074,112	17
s94	OTRAS RESERVAS	0	0	0	0
s95	RESULTADO DE EJERCICIOS ANTERIORES	7,058,195	77	4,512,285	72
s45	RESULTADO DEL EJERCICIO	668,262	7	559,504	9
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(385,675)	100	(1,072,609)	100
s70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
s71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	481,996	(125)	(237,206)	22
s96	EFECTO ACUMULADO POR CONVERSION	0	0	0	0
s97	EFECTO ACUMULADO POR VALUACION DE INST. FIN. DERIVADOS	(3,784)	1	21,125	(2)
s98	RESULTADO POR IMPUESTOS DIFERIDOS	(863,887)	224	(856,528)	80
s99	AJUSTE AL PASIVO ADICIONAL DE OBLIGACIONES LABORALES	0	0	0	0
s100	OTROS	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH TRIMESTRE: 1 AÑO: 2007

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA

CONSOLIDADO

DATOS INFORMATIVOS

(MILES DE PESOS)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
s57	OTROS PASIVOS CIRCULANTES CON COSTO DE (S26)	0	0
s63	OTROS CREDITOS CON COSTO DE (S32)	0	0
s72	CAPITAL DE TRABAJO	12,540,367	7,113,368
s73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	0	0
s74	NUMERO DE FUNCIONARIOS (*)	75	80
s75	NUMERO DE EMPLEADOS (*)	1,552	1,563
s76	NUMERO DE OBREROS (*)	4,003	4,151
s77	NUMERO DE ACCIONES EN CIRCULACION (*)	436,574,580	436,574,580
s78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0
s101	EFECTIVO RESTRINGIDO (1)	0	0
s102	DEUDA CON COSTO DE ASOCIADAS NO CONSOLIDADAS	0	0

(*) DATOS EN UNIDADES

(1) Este concepto se deberá llenar cuando se hayan otorgado garantias que afecten el efectivo e inversiones temporales (s03)

NOTA: En la referencia S57 y S63 se incluye únicamente el importe que corresponde a los pasivos con costo de las cuentas S26 y S32, respectivamente.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH — TRIMESTRE: 1 — AÑO: 2007

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE RESULTADOS

CONSOLIDADO

DEL 1 DE ENERO AL 31 DE MARZO DE 2007 Y 2006

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	7,066,645	100	6,573,330	100
r02	COSTO DE VENTAS	5,707,587	81	5,473,308	83
r03	RESULTADO BRUTO	1,359,058	19	1,100,022	17
r04	GASTOS DE OPERACION	417,697	6	404,346	6
r05	RESULTADO DE OPERACION	941,361	13	695,676	11
r06	COSTO INTEGRAL DE FINANCIAMIENTO	(78,059)	(1)	(17,195)	0
r07	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	1,019,420	14	712,871	11
r08	OTROS GASTOS Y PRODUCTOS (NETO)	(26,980)	0	(13,776)	0
r44	PARTIDAS ESPECIALES	0	0	0	0
r09	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	1,046,400	15	726,647	11
r10	PROVISIONES PARA IMPUESTOS Y PTU	231,371	3	98,329	1
r11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	815,029	12	628,318	10
r12	PARTICIPACION EN LOS RESULTADOS DE SUBS. Y ASOC. NO CONSOLIDADAS	0	0	0	0
r13	RESULTADO NETO POR OPERACIONES CONTINUAS	815,029	12	628,318	10
r14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
r15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	815,029	12	628,318	10
r16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
r17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PPIOS DE CONTABILIDAD (NETO)	0	0	0	0
r18	RESULTADO NETO	815,029	12	628,318	10
r19	RESULTADO NETO MINORITARIO	146,767	2	68,814	1
r20	RESULTADO NETO MAYORITARIO	668,262	9	559,504	9

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH | TRIMESTRE: 1 | AÑO: 2007

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE RESULTADOS

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	7,066,645	100	6,573,330	100
r21	NACIONALES	2,666,422	38	1,933,695	29
r22	EXTRANJERAS	4,400,223	62	4,639,635	71
r23	CONVERSION EN DOLARES (***)	397,085	6	406,569	6
r06	COSTO INTEGRAL DE FINANCIAMIENTO	(78,059)	100	(17,195)	100
r24	INTERESES PAGADOS	7,025	(9)	3,471	(20)
r42	PERDIDA (UTILIDAD) EN ACTUALIZACION DE UDIS	0	0	0	0
r45	OTROS GASTOS FINANCIEROS	0	0	0	0
r26	INTERESES GANADOS	62,663	(80)	7,190	(42)
r46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
r25	PERDIDA (UTILIDAD) EN CAMBIOS (NETO)	(72,921)	93	(20,642)	120
r28	RESULTADO POR POSICION MONETARIA	50,500	(65)	7,166	(42)
r10	PROVISIONES PARA IMPUESTOS Y PTU	231,371	100	98,329	100
r32	I.S.R. - IMPAC CAUSADO	119,732	52	121,238	123
r33	I.S.R. - IMPAC DIFERIDO	111,639	48	(22,909)	(23)
r34	P.T.U. CAUSADA	0	0	0	0
r35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH

TRIMESTRE: 1 AÑO: 2007

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE RESULTADOS

OTROS CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
r36	VENTAS TOTALES	7,419,977	6,623,364
r37	RESULTADO FISCAL DEL EJERCICIO	0	0
r38	VENTAS NETAS (**)	26,790,957	20,136,328
r39	RESULTADO DE OPERACIÓN (**)	3,644,546	1,986,606
r40	RESULTADO NETO MAYORITARIO (**)	2,640,334	1,385,147
r41	RESULTADO NETO (**)	3,024,530	1,621,782
r47	DEPRECIACION Y AMORTIZACION OPERATIVA	148,636	145,570

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH — TRIMESTRE: 1 — AÑO: 2007

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

DEL 1 DE ENERO AL 31 DE MARZO DE 2007 Y 2006

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	7,066,645	100	6,573,330	100
rt02	COSTO DE VENTAS	5,707,587	81	5,473,308	83
rt03	RESULTADO BRUTO	1,359,058	19	1,100,022	17
rt04	GASTOS DE OPERACION	417,697	6	404,346	6
rt05	RESULTADO DE OPERACION	941,361	13	695,676	11
rt06	COSTO INTEGRAL DE FINANCIAMIENTO	(78,059)	(1)	(17,195)	0
rt07	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	1,019,420	14	712,871	11
rt08	OTROS GASTOS Y PRODUCTOS (NETO)	(26,980)	0	(13,776)	0
rt44	PARTIDAS ESPECIALES	0	0	0	0
rt09	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	1,046,400	15	726,647	11
rt10	PROVISIONES PARA IMPUESTOS Y PTU	231,371	3	98,329	1
rt11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	815,029	12	628,318	10
rt12	PARTICIPACION EN LOS RESULTADOS DE SUBS. Y ASOC. NO CONSOLIDADAS	0	0	0	0
rt13	RESULTADO NETO POR OPERACIONES CONTINUAS	815,029	12	628,318	10
rt14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
rt15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	815,029	12	628,318	10
rt16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
rt17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PPIOS DE CONTABILIDAD (NETO)	0	0	0	0
rt18	RESULTADO NETO	815,029	12	628,318	10
rt19	RESULTADO NETO MINORITARIO	146,767	2	68,814	1
rt20	RESULTADO NETO MAYORITARIO	668,262	9	559,504	9

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH | TRIMESTRE: 1 | AÑO: 2007

ESTADO DE RESULTADOS TRIMESTRAL

INDUSTRIAS CH, S.A. DE C.V. | DESGLOSE DE PRINCIPALES CONCEPTOS | CONSOLIDADO

(MILES DE PESOS) | Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	7,066,645	100	6,573,330	100
rt21	NACIONALES	2,666,422	38	1,933,695	29
rt22	EXTRANJERAS	4,400,223	62	4,639,635	71
rt23	CONVERSION EN DOLARES (***)	397,085	6	406,569	6
rt06	COSTO INTEGRAL DE FINANCIAMIENTO	(78,059)	100	(17,195)	100
rt24	INTERESES PAGADOS	7,025	(9)	3,471	(20)
rt42	PERDIDA (UTILIDAD) EN ACTUALIZACION DE UDIS	0	0	0	0
rt45	OTROS GASTOS FINANCIEROS	0	0	0	0
rt26	INTERESES GANADOS	62,663	(80)	7,190	(42)
rt46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
rt25	PERDIDA (UTILIDAD) EN CAMBIOS (NETO)	(72,921)	93	(20,642)	120
rt28	RESULTADO POR POSICION MONETARIA	50,500	(65)	7,166	(42)
rt10	PROVISIONES PARA IMPUESTOS Y PTU	231,371	100	98,329	100
rt32	I.S.R. - IMPAC CAUSADO	119,732	52	121,238	123
rt33	I.S.R. - IMPAC DIFERIDO	111,639	48	(22,909)	(23)
rt34	P.T.U. CAUSADA	0	0	0	0
rt35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH

TRIMESTRE: 1 AÑO: 2007

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

OTROS CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
rt47	DEPRECIACION Y AMORTIZACION OPERATIVA	148,636	145,570

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH

TRIMESTRE: 1 AÑO: 2007

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE CAMBIOS

CONSOLIDADO

DEL 1 DE ENERO AL 31 DE MARZO DE 2007 Y 2006

(MILES DE PESOS)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
c01	RESULTADO NETO	815,029	628,318
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	377,235	(244,375)
c03	FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO	1,192,264	383,943
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	122,893	258,967
c05	RECURSOS GENERADOS POR (UTILIZADOS EN) ACTIVIDADES DE OPERACION	1,315,157	642,910
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	27	(263,642)
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	2,098,487	0
c08	RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO	2,098,514	(263,642)
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(247,725)	(209,127)
c10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	3,165,946	170,141
c11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	2,587,417	767,555
c12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	5,753,363	937,696

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH TRIMESTRE: 1 AÑO: 2007

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE CAMBIOS

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	377,235	(244,375)
c13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	148,636	145,570
c41	+ (-) OTRAS PARTIDAS	228,599	(389,945)
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	122,893	258,967
c18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(877,368)	152,831
c19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	394,292	183,090
c20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(50,015)	(470,877)
c21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	(109,265)	113,392
c22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	765,249	280,531
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	27	(263,642)
c23	+ FINANCIAMIENTOS BANCARIOS	0	0
c24	+ FINANCIAMIENTOS BURSATILES	27	0
c25	+ DIVIDENDOS COBRADOS	0	0
c26	+ OTROS FINANCIAMIENTOS	0	163,790
c27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	0	(427,432)
c28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
c29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	0	0
c42	+ (-) OTRAS PARTIDAS	0	0
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	2,098,487	0
c30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
c31	(-) DIVIDENDOS PAGADOS	0	0
c32	+ PRIMA EN VENTA DE ACCIONES	2,098,487	0
c33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
c43	+ (-) OTRAS PARTIDAS	0	0
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(247,725)	(209,127)
c34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	0
c35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(248,604)	(112,693)
c36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	(96,434)
c37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
c38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
c39	+ (-) OTRAS PARTIDAS	879	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH TRIMESTRE: 1 AÑO: 2007

INDUSTRIAS CH, S.A. DE C.V.

DATOS POR ACCION

INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL			TRIMESTRE AÑO ANTERIOR		
		IMPORTE			IMPORTE		
d01	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	6.92		$	3.74	
d02	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	0.00		$	0.00	
d03	UTILIDAD DILUIDA POR ACCION (**)	$	0.00		$	0.00	
d04	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	6.92		$	3.74	
d05	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	0.00		$	0.00	
d06	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	0.00		$	0.00	
d07	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	0.00		$	0.00	
d08	VALOR EN LIBROS POR ACCIÓN	$	37.38		$	28.13	
d09	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	0.00		$	0.00	
d10	DIVIDENDO EN ACCIONES POR ACCION		0.00	acciones		0.00	acciones
d11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS		1.22	veces		0.99	veces
d12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)		6.70	veces		7.40	veces
d13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)		0.00	veces		0.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH TRIMESTRE: 1 AÑO: 2007

INDUSTRIAS CH, S.A. DE C.V.

RAZONES Y PROPORCIONES

CONSOLIDADO

Impresión Final

REFP	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
p01	RESULTADO NETO A VENTAS NETAS	11.53	%	9.55	%
p02	RESULTADO NETO MAYORITARIO A CAPITAL CONTABLE (**)	16.17	%	10.82	%
p03	RESULTADO NETO A ACTIVO TOTAL (**)	11.52	%	7.82	%
p04	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
p05	RESULTADO POR POSICION MONETARIA A RESULTADO NETO .	(6.19)	%	(1.14)	%
	ACTIVIDAD				
p06	VENTAS NETAS A ACTIVO TOTAL (**)	1.02	veces	0.97	veces
p07	VENTAS NETAS A ACTIVO FIJO (**)	2.76	veces	2.09	veces
p08	ROTACION DE INVENTARIOS(**)	3.41	veces	3.34	veces
p09	DIAS DE VENTAS POR COBRAR	40.70	dias	39.02	días
p10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	0.00	%	0.00	%
	APALACAMIENTO				
p11	PASIVO TOTAL A ACTIVO TOTAL	25.30	%	32.11	%
p12	PASIVO TOTAL A CAPITAL CONTABLE	0.33	veces	0.47	veces
p13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	35.03	%	26.25	%
p14	PASIVO A LARGO PLAZO A ACTIVO FIJO	0.00	%	0.00	%
p15	RESULTADO DE OPERACIÓN A INTERESES PAGADOS	134.00	veces	200.42	veces
p16	VENTAS NETAS A PASIVO TOTAL (**)	4.03	veces	3.02	veces
	LIQUIDEZ				
p17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	4.52	veces	3.21	veces
p18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	2.75	veces	1.58	veces
p19	ACTIVO CIRCULANTE A PASIVO TOTAL	2.42	veces	1.55	veces
p20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	161.79	%	29.17	%
	ESTADO DE CAMBIOS				
p21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	16.87	%	5.84	%
p22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	1.73	%	3.93	%
p23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	187.21	veces	185.22	veces
p24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	0.00	%	100.00	%
p25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	99.99	%	(0.00)	%
p26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	100.35	%	53.88	%

(**) INFORMACION ULTIMOS DOCE MESES

INDUSTRIAS CH, S.A.B. DE C.V.

Tlalnepantla, Estado de México 19 de Abril de 2007- Industrias CH S.A.B de C. V. reporta el día de hoy sus resultados del primer trimestre de 2007

Comparativo primer trimestre 2007 vs. primer trimestre 2006

Ventas Netas
Las ventas netas de la Compañía aumentaron en un 8% derivadas de un aumento en el volumen de venta y precios estables, a causa de esto las ventas pasaron de Ps. 6,573 millones durante el primer trimestre de 2006 comparados con Ps. 7,067 millones en el mismo período del 2007. Las ventas en toneladas de productos de acero aumentaron un 6% a 821 mil toneladas en el primer trimestre de 2007 comparadas con las 776 mil toneladas en el mismo período de 2006. Las ventas en el extranjero en el primer trimestre de 2007 disminuyeron el 13% a Ps. 4,023 millones comparadas con Ps. 4,640 millones del mismo período del año anterior. Las ventas nacionales incrementaron un 57% a 3,043 millones en el primer trimestre de 2006 a Ps. 1,934 millones en el primer trimestre de 2007.

Costo de Ventas
El costo directo de ventas incremento un 5% al pasar de Ps. 5,473 millones en el primer trimestre de 2006 comparados con Ps. 5,708 millones en el mismo período de 2007. Con respecto a ventas, en el primer trimestre de 2007, el costo representa el 81% comparado contra el 83% del mismo período de 2006.

Utilidad Bruta
La utilidad bruta de la Compañía para el primer trimestre de 2007 aumento el 24% a Ps. 1,359 millones comparados con los Ps. 1,100 millones del mismo período de 2006. La utilidad bruta como porcentaje respecto a las ventas netas para el primer trimestre de 2007 fue del 19% comparada contra el 17% en el mismo período de 2006. El incremento en utilidad neta se da principalmente a precios estables, 8% de incremento en el volumen de venta mientras que el costo de ventas tan solo incremento un 5%.

Gastos de Operación
Los gastos de venta y de administración, aumentaron el 3% a Ps.418 millones el primer trimestre de 2007 respecto a los Ps. 404 millones del mismo período de 2006. Pero se mantuvieron en el 6% respecto a las ventas comparando el primer trimestre de 2007 y el primer trimestre de 2006.

Utilidad de Operación
La utilidad de operación aumento el 35% de Ps. 696 millones en el primer trimestre de 2006 a Ps. 941 millones en el mismo período de 2007. Con respecto a ventas, el margen de operación de INDUSTRIAS CH representa el 13% en el primer trimestre de 2007 comparado con el 11% en el mismo período de 2006. El incremento se debe a un aumento de 8% en ventas netas, y un incremento en costos y gastos menor al incremento en ventas.

Costo Integral de Financiamiento
El costo integral de financiamiento de la Compañía en el primer trimestre de 2007, fue una ganancia de Ps. 78 millones comparados con los Ps. 17 millones de ganancia para el mismo período del 2006. Los ingresos por intereses fueron de Ps. 62 millones en el primer trimestre de 2007 comparados contra los Ps. 7 millones de ingresos por intereses en el

mismo período de 2006. Así mismo se registro una utilidad cambiaria de Ps. 73 millones en el primer trimestre de 2007 contra una utilidad de Ps. 21 millones en el primer trimestre del 2006, ya que el tipo de cambio peso-dólar registro una devaluación del 1.8% al final del primer trimestre 2007.

Otros Gastos (Ingresos), neto

La Compañía registró otros ingresos netos por Ps. 27 millones durante el primer trimestre de 2007 comparados contra otros ingresos netos por Ps. 14 millones por el mismo período de 2006. El aumento se debió a al reconocimiento del beneficio por los contratos de cobertura de gas en los Estados Unidos

Impuesto Sobre la Renta y Participación de Utilidades a los Trabajadores

La Compañía ha registrado un gasto de Ps. 231 millones para Impuesto Sobre la Renta y Participación de Utilidades de los Trabajadores durante el primer trimestre de 2007, comparados con los Ps. 98 millones de provisión para el mismo período del año anterior. Debido a un incremento en los impuestos diferidos registrados en el primer trimestre de 2007.

Utilidad Neta

Como resultado de lo expuesto con anterioridad, la Compañía registró un aumento en la utilidad neta de 30% a Ps. 815 millones en el primer trimestre de 2007 contra una utilidad neta de Ps. 628 millones para el mismo período del año anterior.

Comparativo primer trimestre 2007 vs. cuarto trimestre 2006

Ventas Netas

Las ventas netas de la Compañía aumentaron en un 21%, de Ps. 5,828 millones durante el cuarto trimestre de 2006 comparados con Ps. 7,067 millones en el primer trimestre del 2007. Las ventas en toneladas de productos de acero aumentaron un 12% a 821 mil toneladas en el primer trimestre de 2007 comparadas con las 730 mil toneladas en el cuarto trimestre de 2006. Las ventas en el extranjero en el primer trimestre de 2007 aumentaron el 46% a Ps. 4,023 millones comparadas con las Ps.2,759 millones del mismo período del año anterior. Las ventas nacionales disminuyeron el 1% al pasar de Ps. 3,071 millones en cuarto trimestre de 2006 a 3,043 millones el primer trimestre de 2007.

Costo de Ventas

El costo directo de ventas aumentó el 19% de Ps. 4,811 millones en el cuarto trimestre de 2006 a Ps. 5,708 millones en el primer trimestre de 2007. Con respecto a ventas, en el primer trimestre de 2007 el costo representa el 81% comparado contra el 83% del cuarto trimestre de 2006. Dicho incremento se debe al incremento del 21% en las ventas netas y precios estables durante el periodo y a que el costo de ventas por tonelada de acero de las materias primas utilizadas se incrementaron 4% en términos reales en el primer trimestre de de 2007

Utilidad Bruta

La utilidad bruta de la Compañía para el primer trimestre de 2007 aumento el 34% a Ps. 1,359 millones comparados con los Ps. 1,017 millones del cuarto trimestre de 2006. La utilidad bruta como porcentaje respecto a las ventas netas para el primer trimestre de 2007 fue del 19% comparada contra el 17 % en el cuarto trimestre de 2006. El incremento se debe principalmente al aumento de 14% en precios y 6% en volumen de venta.

Gastos de Operación

Los gastos de venta y de administración, aumentaron el 2% a Ps. 418 millones el primer trimestre de 2007 respecto a los Ps. 408 millones del cuarto trimestre de 2006.
Como porcentaje de las ventas los gastos de operación representan el 6% de la venta en el primer trimestre de 2007 comparados con el 7% al cuarto trimestre del 2006.

Utilidad de Operación
La utilidad de operación aumento el 54% de Ps. 609 millones en el cuarto trimestre 2006 a Ps. 941 millones en el primer trimestre de 2007. Con respecto a ventas, el margen de operación de INDUSTRIAS CH fue 13% en el primer trimestre de 2007 comparado con 10% en el cuarto trimestre de 2006. Lo cual es reflejo de un incremento en volúmenes de venta del 6%, incremento en precios del 14% e incrementos en el costo.

Costo Integral de Financiamiento
El costo integral de financiamiento de la Compañía en el primer trimestre de 2007, fue una utilidad de Ps. 78 millones comparados con los Ps. 76 millones de gasto para el cuarto trimestre de 2006. Los ingresos por intereses fueron de Ps. 63 millones en el primer trimestre de 2007 comparados contra los Ps. 76 millones de ingresos por intereses en el cuarto trimestre de 2006.

Otros Gastos (Ingresos), neto
La Compañía registró otros ingresos netos por Ps. 27 millones durante el primer trimestre de 2007 comparados contra otros gastos netos por Ps. 368 millones por el cuarto trimestre de 2006.

Impuesto Sobre la Renta y Participación de Utilidades a los Trabajadores
La Compañía ha registrado una provisión por Ps. 231 millones para Impuesto Sobre la Renta y Participación de Utilidades de los Trabajadores durante el primer trimestre de 2007, comparados con una provisión por los Ps. 115 millones para el cuarto trimestre del 2006

Utilidad Neta
Como resultado de lo expuesto con anterioridad, la Compañía registró un aumento en la utilidad neta de 191% a Ps. 815 millones en el primer trimestre de 2007 contra una utilidad neta de Ps. 280 millones para el cuarto trimestre de 2006

(millones de pesos)	1T 07	4T 06	1T 06	1T´07vs 4T´06	1T´07 vs 1T '06
Ventas	7,067	5,828	6,573	21%	8%
Costo de Ventas	5,708	4,811	5,437	19%	5%
Utilidad Bruta	1,359	1,017	1,100	34%	24%
Gastos Operación	418	408	404	2%	3%
Utilidad Operación	941	609	696	54%	35%
EBITDA	1,090	748	842	46%	29%
Utilidad Neta	815	280	628	191%	30%
Ventas en el Exterior	4,023	2,759	4,640	46%	-13%
Ventas Nacionales	3,043	3,071	1,934	-1%	57%
Ventas en Toneladas	821	730	776	12%	6%

Producto Volumen (miles de tons) 1T '07 Importe 1T'07 millonesde pesos Precio
prom. 1T'07 Volumen (miles de tons) 4T'06 Importe 4T'06 Precio
prom. 1T'06 Volumen (miles de tons) 1T'06 Importe 1T'06
Precio prom. 1T'06

Aceros Especiales	512	4,813	9,401	467	3,726	7,979	510	4,613	9,045
Tubería	42	393	9,346	na	51	na	32	157	4,913
P. Comerciales	138	882	6,392	132	1,018	7,713	105	681	6,490
P. Estructurales	56	478	8,542	51	431	8,457	78	523	6,711
Corrugado	65	439	6,756	62	386	6,224	48	637	13,272
Otros	8	61	7,664	18	216	12,000	3	50	16,636

INDUSTRIAS CH, S. A. B. DE C. V., ES UNA SOCIEDAD TENEDORA DE ACCIONES DE UN GRUPO DE EMPRESAS DEDICADAS PRINCIPALMENTE A LA FABRICACIÓN Y VENTA DE ACEROS ESPECIALES, TUBERÍA UTILIZADA PARA LA CONSTRUCCIÓN DE TODA CLASE DE DUCTOS, VARILLA, PERFILES DE ACERO Y ESTRUCTURALES PARA LA INDUSTRIA DE LA CONSTRUCCIÓN, INDUSTRIA AUTOMOTRIZ E INDUSTRIA MANUFACTURERA, TANTO EN MÉXICO COMO EN EL EXTRANJERO.

BASE DE CONSOLIDACIÓN:

LOS ESTADOS FINANCIEROS CONSOLIDADOS INCLUYEN LOS DE LA COMPAÑÍA Y SUS SUBSIDIARIAS EN LAS QUE POSEE MÁS DEL 50% DE SU CAPITAL SOCIAL Y/O EJERCE CONTROL.

LOS SALDOS Y OPERACIONES IMPORTANTES ENTRE LAS COMPAÑÍAS DEL GRUPO SE HAN ELIMINADO EN LA PREPARACIÓN DE LOS ESTADOS FINANCIEROS CONSOLIDADOS; LA CONSOLIDACIÓN SE EFECTUÓ CON BASE A LOS ESTADOS FINANCIEROS DE LAS COMPAÑÍAS EMISORAS QUE FUERON PREPARADOS DE ACUERDO A LAS NORMAS DE INFORMACION FINANCIERA (NIF'S) LAS CUALES COMPRENDEN A LOS BOLETINES Y CIRCULARES EMITIDOS POR LA COMISION DE PRINCIPIOS DE CONTABILIDAD DEL INSTITUTO MEXICANO DE CONTADORES PUBLICOS, A.C. (IMPC) QUE NO HAN SIDO MODIFICADOS, SUSTITUIDOS O DEROGADOS POR LAS NIF'S, EMITIDAS POR EL CONSEJO MEXICANO PARA LA INVESTIGACION Y DESARROLLO DE NORMAS DE INFORMACION FINANCIERA, (CINIF).

AL 31 DE MARZO DE 2007, LAS COMPAÑÍAS SUBSIDIARIAS SON LAS SIGUIENTES:

OPERADORA DE INDUSTRIAS CH, S.A. DE C.V.
SERVICIOS CH, S.A. DE C.V.
ACEROS CH, S.A. DE C.V.
OPERADORA ICH, S.A. DE C.V.
ADMINISTRACIÓN DE EMPRESAS CH, S.A. DE C.V.
CIA. MEX. DE PERFILES Y TUBOS, S.A. DE C.V.
COMERCIALIZADORA DE CIA. MEX. DE PERFILES Y TUBOS, S.A. DE C.V.
PYTSA INDUSTRIAL, S.A. DE C.V.
INMOBILIARIA PYTSA, S.A. DE C.V.
NUEVA PYTSA INDUSTRIAL, S.A. DE C.V.
PROCARSA, S.A. DE C.V.
INMOBILIARIA PROCARSA, S.A. DE C.V.
TUBERÍAS PROCARSA, S.A. DE C.V.
OPERADORA PROCARSA, S.A. DE C.V.
PYTSA MONCLOVA, S.A. DE C.V.
RECUBRIMIENTOS PROCARSA, S.A. DE C.V.
INDUSTRIAL PROCARSA, S.A. DE C.V.
PROCARSA INDUSTRIAL, S.A. DE C.V.
SIDERURGICA DEL GOLFO, S.A. DE C.V.
SIGOSA ACEROS, S.A. DE C.V.
SERVICIOS ADMINISTRATIVOS SIGOSA, S.A. DE C.V.
ACEROS Y LAMINADOS SIGOSA, S.A. DE C.V.
ADMINISTRACION Y CONTROL DE LA PRODUCCION, S.A. DE C.V.
CIA. SIDERURGICA DEL GOLFO, S.A. DE C.V.
GRUPO SIMEC, S.A.B. DE C.V.
CIA. SIDERURGICA DE GUADALAJARA, S.A. DE C.V.
CONTROLADORA SIMEC, S.A. DE C.V.
ARRENDADORA SIMEC, S.A. DE C.V.
SIMEC INTERNATIONAL, S.A. DE C.V.

SERVICIOS SIMEC, S.A. DE C.V.
ADMINISTRADORA DE SERVICIOS DE LA INDUSTRIA SIDERURGICA ICH, S.A. DE C.V.
COORDINADORA DE SERVICIOS SIDERÚRGICOS DE CALIDAD, S.A. DE C.V.
INDUSTRIAS DEL ACERO Y DEL ALAMBRE, S.A. DE C.V.
PROCESADORA MEXICALI, S.A. DE C.V.
SISTEMAS DE TRANSPORTE DE BAJA CALIFORNIA, S.A. DE C.V.
ADMINISTRADORA DE SERVICIOS SIDERÚRGICOS DE TLAXCALA, S.A. DE C.V.
OPERADORA DE SERVICIOS SIDERÚRGICOS DE TLAXCALA, S.A. DE C.V.
OPERADORA DE METALES, S.A. DE C.V.
CIA. SIDERURGICA DEL PACIFICO, S.A. DE C.V.
OPERADORA DE SERVICIOS DE LA INDUSTRIA SIDERURGICA ICH, S.A. DE C.V.
UNDERSHAFT INVESTMENTS, N.V.
PACIFIC STEEL, INC.
SIMREP CORPORATION Y SUBSIDIARIAS
HOLDING PROTEL, S.A. DE C.V.
OPERADORA DE TUBERÍA INDUSTRIAL DE MONTERREY, S.A. DE C.V. (1)
LÁMINA Y MAQUILAS DEL NORTE, S.A. DE C.V. (1)
OPERADORA DE LAMINADOS Y PERFILES DE MONTERREY, S.A. DE C.V. (1)
OPERADORA DE LÁMINA Y MAQUILA DEL NORTE, S.A. DE C.V. (1)
TUBULARES Y PERFILES INDUSTRIALES, S.A. DE C.V. (1)
COMERCIALIZADORA PYTSA, S.A. DE C.V. (1)

(1) COMPAÑÍA EN SUSPENSIÓN DE ACTIVIDADES

EFECTIVO Y EQUIVALENTES.

EL EFECTIVO Y EQUIVALENTES ESTAN REPRESENTADOS PRINCIPALMENTE POR DEPOSITOS BANCARIOS E INVERSIONES DE ALTA LIQUIDEZ CON VENCIMIENTOS NO MAYORES A 90 DIAS Y SE REPRESENTA VALUADOS AL COSTO DE ADQUICICION MAS INTERESES DEVENGADOS, IMPORTE QUE ES SIMILAR AL VALOR DE MERCADO DE ESAS INVERSIONES.

INVENTARIOS Y COSTO DE VENTAS.

LOS INVENTARIOS SE VALÚAN ORIGINALMENTE AL COSTO PROMEDIO Y POSTERIORMENTE SE AJUSTAN PARA DEJARLOS EXPRESADOS A SU COSTO DE REPOSICIÓN O VALOR DE MERCADO, EL MENOR. LOS VALORES SON DETERMINADOS SOBRE LAS SIGUIENTES BASES:

BILLET, PRODUCTOS TERMINADOS Y EN PROCESO	AL COSTO DIRECTO DE LA ULTIMA PRODUCCIÓN DEL MES
MATERIAS PRIMAS	DE ACUERDO A LOS PRECIOS DE COMPRA QUE REGÍAN EN EL MERCADO A LA FECHA DEL BALANCE GENERAL.
MATERIALES, REFACCIONES Y RODILLOS	AL COSTO HISTÓRICO ACTUALIZADO POR LOS INDICES DE INFLACIÓN DE LA INDUSTRIA DEL ACERO.

LA COMPAÑÍA CLASIFICA COMO INVENTARIOS A LARGO PLAZO LOS RODILLOS Y REFACCIONES QUE DE ACUERDO A DATOS HISTÓRICOS Y TENDENCIAS DE PRODUCCIÓN, NO SE UTILIZARAN EN EL

CORTO PLAZO (UN AÑO).

EL COSTO DE VENTAS REPRESENTA EL COSTO DE REPOSICIÓN DE LOS INVENTARIOS AL MOMENTO DE LA VENTA, EXPRESADO EN PESOS DE PODER ADQUISITIVO AL CIERRE DEL 1ER. TRIMESTRE DEL 2007.

INSTRUMENTOS FINANCIEROS DERIVADOS.-

LA COMPAÑÍA UTILIZÓ INSTRUMENTOS FINANCIEROS DERIVADOS CON EL FIN DE DAR CERTIDUMBRE A LOS PRECIOS DE GAS NATURAL, REALIZANDO ESTUDIOS DE VOLÚMENES HISTÓRICOS, NECESIDADES FUTURAS O COMPROMISOS ADQUIRIDOS, EVITANDO ASÍ LA EXPOSICIÓN A RIESGOS AJENOS A LA OPERACIÓN DE LOS NEGOCIOS. LA COMPAÑÍA MANTIENE VIGILANCIA SOBRE SUS RIESGOS FINANCIEROS A TRAVÉS DE LA DIRECCIÓN GENERAL, QUE CONTINUAMENTE ANALIZA EL RIESGO DE LA COMPAÑÍA EN CUANTO A PRECIOS, CRÉDITO Y LIQUIDEZ.

LOS RIESGOS DERIVADOS DE LAS FLUCTUACIONES EN EL GAS NATURAL, CUYA COTIZACIÓN ESTÁ BASADA EN LA OFERTA Y DEMANDA DE LOS PRINCIPALES MERCADOS INTERNACIONALES, SON CUBIERTOS MEDIANTE CONTRATOS DE INTERCAMBIO DE FLUJO DE EFECTIVO O SWAPS DE GAS NATURAL, DONDE LA COMPAÑÍA RECIBE PRECIO FLOTANTE Y PAGA PRECIO FIJO. LAS FLUCTUACIONES EN EL PRECIO DE ESTE INSUMO ENERGÉTICO, PROVENIENTES DE VOLÚMENES CONSUMIDOS, SE RECONOCEN COMO PARTE DE LOS COSTOS DE OPERACIÓN DE LA COMPAÑÍA.

LA COMPAÑÍA RECONOCE EL VALOR RAZONABLE DEL INSTRUMENTO DE COBERTURA EN EL PASIVO O EN EL ACTIVO, SEGÚN CORRESPONDA.

INMUEBLES, MAQUINARIA Y EQUIPO.

LOS INMUEBLES, MAQUINARIA Y EQUIPO, SE REGISTRAN AL COSTO DE ADQUISICIÓN Y SE ACTUALIZAN MEDIANTE FACTORES DERIVADOS DEL INPC, EXCEPTO POR LA MAQUINARIA Y EQUIPO DE PROCEDENCIA EXTRANJERA, LA CUAL SE ACTUALIZA UTILIZANDO LOS ÍNDICES INFLACIONARIOS DEL PAÍS DE ORIGEN Y LAS VARIACIONES DE LOS TIPOS DE CAMBIO EN RELACIÓN CON EL PESO.

EL RESULTADO INTEGRAL DE FINANCIAMIENTO, CORRESPONDIENTE A ACTIVOS EN PERIODOS DE CONSTRUCCIÓN O INSTALACIÓN, SE CAPITALIZA COMO PARTE DEL VALOR DE LOS ACTIVOS Y SE ACTUALIZA CON UN FACTOR DERIVADO DEL INPC DESDE LA FECHA DE CAPITALIZACIÓN HASTA LA FECHA DEL EJERCICIO Y SE AMORTIZA EN EL PLAZO PROMEDIO DE DEPRECIACIÓN DE LOS ACTIVOS CORRESPONDIENTES.

LA DEPRECIACIÓN DE LOS INMUEBLES, MAQUINARIA Y EQUIPO SE CALCULA POR EL MÉTODO DE LÍNEA RECTA, CON BASE EN LA VIDA ÚTIL ESTIMADA DE LOS ACTIVOS CORRESPONDIENTES, DETERMINADA EN FORMA INDIVIDUAL POR PERITOS INDEPENDIENTES.

LAS VIDAS ÚTILES TOTALES DE LOS PRINCIPALES GRUPOS DE ACTIVO SON COMO SIGUE:

	AÑOS
EDIFICIOS	DE 15 A 100
MAQUINARIA Y EQUIPO	DE 10 A 50
EQUIPO DE TRANSPORTE	DE 4 A 20
MUEBLES Y ENSERES	DE 10 A 15

LOS GASTOS DE MANTENIMIENTO Y REPARACIONES MENORES SE REGISTRAN EN LOS RESULTADOS CUANDO SE INCURREN, EN PAV REPUBLIC EL MANTENIMIENTO MAYOR SE CAPITALIZA.

ACTIVOS, INTANGIBLES Y CARGOS DIFERIDOS

LOS OTROS ACTIVOS INCLUYEN PRINCIPALMENTE ASISTENCIA TÉCNICA, EL NOMBRE DE REPUBLIC, ASÍ COMO RELACIÓN CON CLIENTES, GASTOS DE ORGANIZACIÓN Y GASTOS PREOPERATIVOS, LOS CUALES SE PRESENTAN A SU VALOR ACTUALIZADO CON BASE EN EL INPC. EXCEPTO LA ASISTENCIA TÉCNICA QUE SE PRESENTE A SU VALOR HISTÓRICO. LA AMORTIZACIÓN SE CALCULA POR EL MÉTODO DE LÍNEA RECTA, SOBRE LA BASE DEL VALOR ACTUALIZADO, EN UN PERIODO QUE VA DE 3 A 20 AÑOS.

LOS ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS DE LA COMPAÑÍA INCLUYEN COSTOS RELACIONADOS A LA MARCA DE REPUBLIC, CARTERA DE CLIENTES, ACUERDOS LABORALES, DE LICENCIAS Y PROVEEDORES. EL IMPORTE REGISTRADO POR ESTOS CONCEPTOS FUE DETERMINADO POR PERITOS INDEPENDIENTES. LA MARCA DE REPUBLIC TIENE UNA VIDA ÚTIL INDEFINIDA Y NO SERÁ AMORTIZADA. LA CARTERA DE CLIENTES DE REPUBLIC, LA CUAL TIENE UNA VIDA ESTIMABLE ES AMORTIZADA SOBRE SU VIDA DE ACUERDO AL MÉTODO DE LÍNEA RECTA.

PROVISIONES

LA COMPAÑÍA RECONOCE, CON BASE EN ESTIMACIONES DE LA ADMINISTRACIÓN, PROVISIONES DE PASIVO POR AQUELLAS OBLIGACIONES PRESENTES EN LAS QUE LA TRANSFERENCIA DE ACTIVOS O LA PRESTACIÓN DE SERVICIOS SON VIRTUALMENTE INELUDIBLE Y SURGE COMO CONSECUENCIA DE EVENTOS PASADOS, PRINCIPALMENTE POR SUELDOS Y OTROS PAGOS AL PERSONAL Y HONORARIOS.

PRIMAS DE ANTIGÜEDAD Y BENEFICIOS POR TERMINACIÓN LABORAL

LOS BENEFICIOS ACUMULADOS POR PRIMAS DE ANTIGÜEDAD, A QUE TIENEN DERECHO LOS TRABAJADORES POR LEY, Y LAS INDEMNIZACIONES LEGALES POR SEPARACIÓN PREVIO AL RETIRO Y LEGAL AL RETIRO (A PARTIR DEL 2005), SE RECONOCEN EN LOS RESULTADOS DE CADA EJERCICIO, CON BASE EN CÁLCULOS ACTUARIALES DEL VALOR PRESENTE DE ESTA OBLIGACIÓN. LA AMORTIZACIÓN DEL COSTO DE LOS SERVICIOS ANTERIORES, SE BASA EN LA VIDA DE SERVICIO ESTIMADA DEL PERSONAL. AL 31 DE DICIEMBRE DE 2006, LA VIDA DE SERVICIO ESTIMADA DE LOS EMPLEADOS QUE TIENEN DERECHO A LOS BENEFICIOS DEL PLAN ES APROXIMADAMENTE DE 15 AÑOS.

HASTA EL AÑO 2004, LAS DEMÁS COMPENSACIONES, PRINCIPALMENTE INDEMNIZACIONES, A QUE TIENE DERECHO EL PERSONAL, SE RECONOCÍAN EN LOS RESULTADOS DEL EJERCICIO EN QUE SE PAGABAN

DERIVADO DE LA EMISIÓN DEL BOLETÍN D-3 OBLIGACIONES LABORALES, REVISADO, POR PARTE DEL IMCP, EL CUAL ESTABLECE LAS REGLAS DE VALUACIÓN, PRESENTACIÓN Y REVELACIÓN DE OTROS BENEFICIOS POSTERIORES AL RETIRO, ASÍ COMO DE LAS REDUCCIONES Y EXTINCIONES ANTICIPADAS DE LOS MISMOS, E INCLUYE LAS REGLAS APLICABLES POR CONCEPTO DE REMUNERACIONES AL TÉRMINO DE LA RELACIÓN LABORAL, SE MODIFICO LA POLÍTICA DE RECONOCIMIENTO DE LAS OBLIGACIONES POR INDEMNIZACIONES AL DESPIDO. EL CAMBIO A ESTAS NUEVAS REGLAS NO SE CONSIDERÓ MATERIALES TOMANDO A LOS ESTADOS FINANCIEROS EN SU CONJUNTO.

ENTORNO FISCAL

IMPUESTO SOBRE LA RENTA (ISR), IMPUESTO AL ACTIVO (IMPAC), PARTICIPACIÓN DE LOS TRABAJADORES EN LA UTILIDAD (PTU) Y PERDIDAS FISCALES POR AMORTIZAR.

A PARTIR DE 1995, LA COMPAÑÍA, COMO EMPRESA CONTROLADORA, OBTUVO AUTORIZACIÓN PARA PRESENTAR DECLARACIÓN CONSOLIDADA DE ISR E IMPAC.

DE ACUERDO CON LA LEY DE ISR, EN 2004 Y 2003 LA COMPAÑÍA CONSOLIDO, AL 60%, EL RESULTADO FISCAL DE SUS SUBSIDIARIAS PARA PROPÓSITOS DEL ISR E IMPAC.

DE ACUERDO CON LA LEGISLACIÓN FISCAL VIGENTE, LAS EMPRESAS DEBEN PAGAR EL IMPUESTO QUE RESULTE MAYOR ENTRE EL ISR Y EL IMPAC. AMBOS IMPUESTOS RECONOCEN LOS EFECTOS DE LA INFLACIÓN, AUNQUE EN FORMA DIFERENTE DE LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS EN MÉXICO.

LA PTU SE CALCULA PRÁCTICAMENTE SOBRE LAS MISMAS BASES QUE EL ISR; PERO SIN RECONOCER LOS EFECTOS DE LA INFLACIÓN.

LA LEY DEL IMPAC ESTABLECE UN IMPUESTO DEL 1.8% SOBRE EL VALOR DE LOS ACTIVOS ACTUALIZADOS, DEDUCIDOS DE CIERTOS PASIVOS.

AL 31 DE MARZO DE 2007, LAS COMPAÑÍAS TIENEN IMPAC POR RECUPERAR EN AÑOS FUTUROS QUE SE INDEXARAN, HASTA LA FECHA EN QUE SE RECUPEREN.

EL ISR DIFERIDO SE REGISTRA DE ACUERDO CON EL MÉTODO DE ACTIVOS Y PASIVOS, QUE COMPARA LOS VALORES CONTABLES Y FISCALES DE LOS MISMOS. SE RECONOCEN IMPUESTOS DIFERIDOS (ACTIVOS Y PASIVOS) POR LAS CONSECUENCIAS FISCALES FUTURAS ATRIBUIBLES A LAS DIFERENCIAS TEMPORALES ENTRE LOS VALORES REFLEJADOS EN LOS ESTADOS FINANCIEROS DE LOS ACTIVOS Y PASIVOS EXISTENTES Y SUS BASES FISCALES RELATIVAS, ASÍ COMO POR LAS PERDIDAS FISCALES POR AMORTIZAR Y LOS CRÉDITOS FISCALES NO USADOS (IMPAC). LOS ACTIVOS Y PASIVOS POR IMPUESTOS DIFERIDOS SE CALCULAN UTILIZANDO LAS TASAS ESTABLECIDAS EN LA LEY, QUE SE APLICARA A LA UTILIDAD GRAVABLE EN LOS AÑOS EN QUE SE ESTIMA QUE SE REVERTIRÁN LAS DIFERENCIAS TEMPORALES. EL EFECTO DE CAMBIOS EN LAS TASAS FISCALES SOBRE LOS IMPUESTOS DIFERIDOS SE RECONOCE EN LOS RESULTADOS DEL PERIODO EN QUE SE APRUEBAN DICHOS CAMBIOS.

EN EL CASO DE PTU, ÚNICAMENTE SE DA EL TRATAMIENTO DE IMPUESTOS DIFERIDOS A LAS DIFERENCIAS TEMPORALES QUE SURGEN DE LA CONCILIACIÓN ENTRE LA UTILIDAD DEL EJERCICIO Y LA RENTA GRAVABLE PARA PTU, SOBRE LAS CUALES SE PUEDA PRESUMIR RAZONABLEMENTE QUE VAN A PROVOCAR UN PASIVO O UN BENEFICIO FUTURO, Y NO EXISTA ALGÚN INDICIO DE QUE LOS PASIVOS O LOS BENEFICIOS NO SE PUEDAN MATERIALIZAR.

Y POR ULTIMO LA UTILIDAD NETA DEL EJERCICIO DE CADA COMPAÑÍA ESTARÁ SUJETA A LA DISPOSICIÓN LEGAL QUE REQUIERE QUE EL 5% DE UTILIDAD DE CADA EJERCICIO SEA TRASPASADA A LA RESERVA LEGAL HASTA ALCANZAR UN 20% DEL CAPITAL SOCIAL. ESTA RESERVA NO ES SUSCEPTIBLE DE DISTRIBUIRSE A LOS ACCIONISTAS DURANTE LA EXISTENCIA DE LAS COMPAÑÍAS EXCEPTO EN LA FORMA DE DIVIDENDOS EN ACCIONES.

RESULTADO INTEGRAL DE FINANCIAMIENTO (RIF)

EL RIF INCLUYE INTERESES, LA UTILIDAD Y PÉRDIDA EN CAMBIOS, NETA Y EL EFECTO MONETARIO.

LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN AL TIPO DE CAMBIO APLICABLE A LA FECHA DE SU CELEBRACIÓN. LOS ACTIVOS Y PASIVOS EN MONEDAS EXTRANJERAS SE VALÚAN AL TIPO DE CAMBIO DE LA FECHA DEL BALANCE GENERAL. LAS DIFERENCIAS CAMBIARIAS ENTRE LA FECHA DE CELEBRACIÓN Y LAS DE SU COBRO O PAGO, ASÍ COMO LAS DERIVADAS DE LA CONVERSIÓN DE LOS SALDOS DENOMINADOS EN MONEDAS EXTRANJERAS A LA FECHA DE LOS ESTADOS FINANCIEROS, SE APLICAN A RESULTADOS.

EL EFECTO MONETARIO SE DETERMINA MULTIPLICANDO LA DIFERENCIA ENTRE LOS PASIVOS Y ACTIVOS MONETARIOS AL INICIO DE CADA MES, POR LA INFLACIÓN DEL MISMO Y HASTA EL CIERRE DEL EJERCICIO. LA SUMA DE LOS RESULTADOS ASÍ OBTENIDOS REPRESENTA EL EFECTO MONETARIO DEL EJERCICIO PROVOCADO POR LA INFLACIÓN, QUE SE LLEVA A LOS RESULTADOS DEL EJERCICIO.

COSTOS AMBIENTALES

LA COMPAÑÍA DETERMINÓ UN PASIVO PARA CUBRIR LOS COSTOS DE LA REMEDIACIÓN AMBIENTAL QUE CONSIDERA PROBABLE Y ESTIMABLE POR SU SUBSIDIARIA EN EL EXTRANJERO.

RECONOCIMIENTO DE INGRESOS

LOS INGRESOS POR VENTAS SE RECONOCEN EN EL MOMENTO EN EL CUAL SE TRANSFIERE AL CLIENTE LA PROPIEDAD DE LOS PRODUCTOS, LO CUAL OCURRE CUANDO LOS CLIENTES RECIBEN Y ACEPTAN LAS MERCANCÍAS QUE LES FUERON EMBARCADAS.

LA COMPAÑÍA REGISTRA LAS PROVISIONES NECESARIAS PARA RECONOCER LAS DEVOLUCIONES Y LOS DESCUENTOS SOBRE VENTAS AL MOMENTO EN QUE SE RECONOCEN LOS INGRESOS RELATIVOS, LOS CUALES SE DEDUCEN DE LAS VENTAS EN LOS ESTADOS DE RESULTADOS, O SE INCLUYEN EN LOS GASTOS DE VENTA, SEGÚN CORRESPONDA.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ICH TRIMESTRE 1 AÑO 2007

INDUSTRIAS CH, S.A. DE C.V.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

SUBSIDIARIAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.
OPERADORA DE INDUSTRIAS CH, S.A. DE C.V.	COMPRA VENTA, DISTRIB. Y MAQUILA DE TUBO	50	100.00
SERVICIOS CH, S.A. DE C.V.	PRESATCION DE TODA CLASE DE SERVICIOS	1	100.00
ACEROS CH, S.A. DE C.V.	COMERC.EN GRAL. DE TODA CLASE DE ACERO	50	100.00
CIA. MEXI. DE PERF. Y TUBOS, S.A. DE C.V.	FABRICACION DE PERFILES Y TUBULARES	445,000	100.00
INMOBILIARIA PYTSA, S.A. DE C.V.	ARRENDAMIENTO DE BIENES INMUEBLES	50,000	100.00
PROCARSA, S.A. DE C.V.	FABRICACION Y EXPORTACION DE TUBERIA	123,628,404	100.00
INMOBILIARIA PROCARSA, S.A. DE C.V.	ARRENDAMIENTO DE BIENES INMUEBLES	50,000	100.00
TUBERIAS PROCARSA, S.A. DE C.V.	FABRICACION Y EXPORTACION DE TUBERIA	588,927,239	100.00
OPERADORA PROCARSA, S.A. DE C.V.	COMPRA VENTA DISTRIB. Y MAQUILA DE TUBO	15,000	100.00
SIDERURGICA DEL GOLFO, S.A. DE C.V.	FABRICACION DE ANGULO Y SOLERA	12,117,550	99.99
SIGOSA ACEROS, S.A. DE C.V.	COMPRA VENTA Y DISTRIB. DE ANGULO Y SOLE	32,629,700	100.00
SERVICIOS ADMINISTRATIVOS SIGOSA, S.A. DE C.V.	PRESATCION DE TODA CLASE DE SERVICIOS	50,000	100.00
PYTSA MONCLOVA, S.A. DE C.V.	FABRICACION DE TUBOS Y PERFILES	50,000	100.00
GRUPO SIMEC, S.A. DE C.V.	MANF. Y VENTA DE PROD. SIDERURGICOS	474,393,215	85.16
OPERADORA ICH, S.A. DE C.V.	FABRICACION DE ACEROS ESPECIALES	45,000	100.00
ADMON. DE EMPRESAS CH, S.A. DE C.V.	PRESATCION DE TODA CLASE DE SERVICIOS	50,000	100.00
PYTSA INDUSTRIAL, S.A. DE C.V.	COMERCIALIZADORA DE LAMINA EN ROLLO	1,000,000	100.00
ACEROS Y LAMINADOS SIGOSA, S.A. DE C.V.	COMPRA VENTA Y DISTRIB. DE ANGULO Y SOLE	39,579,700	100.00
PROCARSA INDUSTRIAL, S.A. DE C.V.	MATERIALES METALICOS PARA LA CONSTRUCCIO	50,000	100.00
ADMINISTRACION Y CONTROL DE LA PRODUCCION, S.A. DE	PRESATCION DE TODA CLASE DE SERVICIOS	50,000	100.00
COMERCIALIZADORA PYTSA, S.A. DE C.V.	PRESATCION DE TODA CLASE DE SERVICIOS	50,000	100.00
SIN REP CORPORATION	TENEDORA DE ACCIONES	1,000	100.00
HOLDING PROTEL, S.A. DE C.V.	TRANS.COMUNICACIONES Y AGENCIA DE VIAJE	90,273,151	100.00
INDUSTRIAL PROCARSA, S.A. DE C.V.	FABRICACION Y EXPORTACION DE TUBERIA	49,857,883	100.00
CIA. SIDERURGICA DEL GOLFO, S.A. DE C.V.	COMPRA VENTA Y DISTRIB. DE ANGULO Y SOLE	23,264,129	100.00
NUEVA PYTSA INDUSTRIAL, S.A. DE C.V.	COMERCIALIZADORA DE LAMINA EN ROLLO	13,318,498	100.00

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ICH | TRIMESTRE 1 | AÑO 2007

INDUSTRIAS CH, S.A. DE C.V.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

ASOCIADAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.	MONTO TOTAL	
				COSTO ADQUISICION	VALOR ACTUAL
TOTAL DE INVERSIONES EN ASOCIADAS				0	0
OTRAS INVERSIONES PERMANENTES					0
TOTAL				0	0

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ICH

INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE 1 AÑO 2007

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS O AMORT DENOMINADOS EN MONEDA NACIONAL						VENCTOS O AMORT DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BANCARIOS														
COMERCIO EXTERIOR														
CON GARANTIA														
BANCA COMERCIAL														
OTROS														
TOTAL BANCARIOS			0	0	0	0	0	0	0	0	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ICH

TRIMESTRE 1 AÑO 2007

INDUSTRIAS CH, S.A. DE C.V.

DESGLOSE DE CREDITOS

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BURSATILES														
LISTADAS EN BOLSA (MEXICO Y/O EXTRANJERO)														
QUIROGRAFARIOS														
MEDIUM TERM	15/12/1998	9.33							0	3,347	0	0	0	0
CON GARANTIA														
COLOCACIONES PRIVADAS														
QUIROGRAFARIOS														
CON GARANTIA														
TOTAL BURSATILES Y COLOCACIONES PRIVADAS			0	0	0	0	0	0	0	3,347	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ICH

TRIMESTRE 1 AÑO 2007

INDUSTRIAS CH, S.A. DE C.V.

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA CONCERTACION		VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
PROVEEDORES														
diversos		0.00	0	583,761	0	0	0	0						
DIVERSOS		0.00							0	1,485,325	0	0	0	0
TOTAL PROVEEDORES			0	583,761	0	0	0	0	0	1,485,325	0	0	0	0
OTRO PASIVOS CIRCULANTES Y OTROS CREDITOS														
diversos		0 00	0	344,788	0	0	0	0						
DIVERSOS		0 00							0	837,116	0	0	0	0
TOTAL GENERAL			0	928,549	0	0	0	0	0	2,325,788	0	0	0	0

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH
INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: 1 AÑO: 2007

POSICION MONETARIA EN MONEDA EXTRANJERA

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

POSICION EN MONEDA EXTRANJERA	DOLARES		OTRAS MONEDAS		TOTAL MILES DE PESOS
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	
ACTIVO MONETARIO	678,161	7,514,910	0	0	7,514,910
PASIVO	209,832	2,325,205	52	583	2,325,788
CORTO PLAZO	209,832	2,325,205	52	583	2,325,788
LARGO PLAZO	0	0	0	0	0
SALDO NETO	468,329	5,189,705	(52)	(583)	5,189,122

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH | TRIMESTRE: 1 | AÑO: 2007

INDUSTRIAS CH, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION
MONETARIA
(MILES DE PESOS)

CONSOLIDADO

Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA ACTIVA (PASIVA)	INFLACION MENSUAL	EFECTO MENSUAL ACTIVO (PASIVO)
ENERO	10,158,273	6,003,917	4,154,356	0.51	21,187
FEBRERO	10,839,417	5,295,334	5,544,083	0.27	14,969
MARZO	13,795,835	5,345,757	8,450,078	0.15	12,675
ACTUALIZACIÓN				0.00	1,619
CAPITALIZACIÓN				0.00	0
EMP. EXTRANJERAS				0.00	(10,162)
OTROS				0.00	10,212
TOTAL					50,500

OBSERVACIONES

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

PAPEL A MEDIANO PLAZO (MEDIUM TERM NOTES)

A) LA RELACION DE ACTIVO CIRCULANTE A PASIVO A CORTO PLAZO NO DEBERA SER MENOR A 1.0 VECES.

B) LOS PASIVOS CONSOLIDADOS NO DEBEN SER MAYORES AL 0.60 DEL TOTAL DEL PASIVO MAS EL CAPITAL CONTABLE.

C) LA UTILIDAD DE OPERACION MAS DEPRECIACION, MAS (MENOS) PARTIDAS VIRTUALES ENTRE LOS GASTOS FINANCIEROS DEBE SER IGUAL O MAYOR A 2.

ESTE PAPEL SE COLOCO EN LOS MERCADOS INTERNACIONALES.

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

PAPEL A MEDIANO PLAZO (MEDIUM TERM NOTES)

SITUACION ACTUAL

A) SE CUMPLIO LA RELACION ES 4.42

B) SE CUMPLIO EL PASIVO REPRESENTA EL 0.25

C) SE CUMPLIO EL RESULTADO ES 165.04

EL SALDO DEL CAPITAL AL 31 DE MARZO DE 2007 ASCIENDE A PS 3,286 (302,000) DOLARES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH

TRIMESTRE: 1 AÑO: 2007

INDUSTRIAS CH, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION
Y/O SERVICIO

CONSOLIDADO

Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA	% DE UTIL.
PLANTA DE ACERO TLALNEPANTLA	PLANTA PRODUCTORA DE ACEROS	100,000	68.00
PLANTA DE TUBERIA MOCLOVA	PLANTA PROD.DE TUB.CON COSTURA DE	300,000	70.00
PLANTA DE PERFILES ECATEPEC	PLANTA PROD.DE TUB.CON COSTURA DE	100,000	64.00
PLANTA DE LAMINACION MATAMOROS	PLANTA PRODUCTORA DE PERFILES	250,000	70.00
PLANTA DE ACERO EN GUADALAJARA	PRODUCCION Y VENTA DE PRODUCTOS	480,000	83.69
PLANTA DE ACERO MEXICALI	PRODUCCION Y VENTA DE PRODUCTOS	250,000	69.13
PLANTAS ACERO APIZACO-CHOLULA	PRODUCCION Y VENTA DE ACERO	460,000	86.93
PLANTA DE ACERIA CANTON	PRODUCCION DE BILLET	787,000	53.80
PLANTA DE ACERIA EN LORAIN	PRODUCCION DE BILLET	1,169,000	96.90
PLANTA LORAIN	PRODUCCION Y VENTA DE ACERO	838,000	74.80
PLANTA LACKAWANNA	PRODUCCION Y VENTA DE ACERO	544,000	89.00
PLANTA MASSILLION	PRODUCCION Y VENTA DE ACERO	125,000	96.60
PLANTA GARY	PRODUCCION Y VENTA DE ACERO	71,000	63.00
PLANTA ONTARIO	PRODUCCION Y VENTA DE ACERO	59,000	70.00

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ICH TRIMESTRE 1 AÑO 2007

INDUSTRIAS CH, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

CONSOLIDADO

Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS		40
LAMINA ROLADA EN CALIENTE	ALTOS HORNOS DE MEXICO	LAMINA ROLADA EN CALIENTE	T.C.I.TRANS.C OMODITIES A.G.		4
PALANQUILLA	T.A. 2000, S.A. DE C.V.	PALANQUILLA	STEMCO		4
	ATLAX, S.A. DE C.V.		TRADE ARBED		0
	ACEROS D.M., S.A. DE C.V.		DUFERCO		0
FERROALEACIONES	ARTICULOS FERROMETALE S, S.A.	FERROALEACIONES	GFM TRADING		12
	OXBOW DE MEXICO, S.A. DE C.V.				0
	DISTRIB. DE ALEACIONES Y METAL				0
	CIA. MINERA AUTLAN, S.A. DE				0
ENERGIA ELECTRICA	LUZ Y FUERZA DEL CENTRO				13
	C.F.E.				0
GAS NATURAL	CONSORCIO MAXIGAS, S.A. DE C.V.				13
OXIGENO	PRAXAIR MEXICO,				1
ELECTRODOS	UCAR CARBON MEXICANA, S.A. DE				8

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ICH
INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE 1 AÑO 2007

DISTRIBUCION DE VENTAS POR PRODUCTO

· CONSOLIDADO

VENTAS TOTALES

Impresión Final

PRINCIPALES	VENTAS		% DE PART. MDO.	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
NACIONALES					
ACEROS ESPECIALES	6	57,446	0.0		FORJA DE MONTERREY,
	0	0	0.0		FRISA FORJADOS, S.A.
	0	0	0.0		SERVIACEROS ESPECIAL
	0	0	0.0		GRANT PRIDECO, S.A.
TUBERIA DE ACERO	33	316,329	0.0		TUVAPASA
	0	0	0.0		TICSA
	0	0	0.0		TUCOTA
PERFILES COMERCIALES	59	272,418	0.0		GRUPO COLLADO
	0	0	0.0		TAM-MEX
PERFILES ESTRUCTURAL	51	443,840	0.0		DIS.ACERO IBARRA
	0	0	0.0		ABINSA
CORRUGADO	50	345,693	0.0		FORTACERO
	0	0	0.0		DIST.ACERO ANAHUAC
SOLERAS	68	527,062	0.0		OP.DE PROCE.DE ACERO
	0	0	0.0		REYERSON DE MEXICO
BARRAS MACISAS	64	642,320	0.0		ACEROS LA FAMA
LAMINA ROLADA	7	53,482	0.0		
OTROS	6	7,832	0.0		
EXTRANJERAS					
ACEROS ESPECIALES	436	4,067,758	0.0		KREHER STEEL
	0	0	0.0		NORRIS CILYNDER
	0	0	0.0		MAGELLAN INTERNATION
	0	0	0.0		US ALLOYS
TUBERIA DE ACERO	4	76,186	0.0		LB FOSTERCO.
	0	0	0.0		PFVSUPLY CO.
PERFILES ESTRUCTURAL	7	50,574	0.0		CIERRA PIPE
	0	0	0.0		PETROBRAS COLOMBIA
PERFILES COMERCIALES	5	34,519	0.0		SIGOSA STEEL
CORRUGADO	15	93,467	0.0		
SOLERAS	4	32,005	0.0		
BARRAS MACISAS	6	45,714	0.0		
OTROS	0	0	0.0		
TOTAL		7,066,645			

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ICH

TRIMESTRE 1 AÑO 2007

INDUSTRIAS CH, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS EXTRANJERAS

Impresión Final

PRINCIPALES	VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
EXPORTACION					
ACEROS ESPECIALES	10	44,331	USA		KREHER STEEL
	0	0			NORRIS CILYNDER
	0	0			MAGELLAN INTERNATION
	0	0			US ALLOYS
TUBERIA DE ACERO	4	76,186			LB FOSTERCO.
	0	0			PFVSUPLY CO.
PERFILES ESTRUCTURAL	7	50,574			CIERRA PIPE
	0	0			PETROBRAS COLOMBIA
PERFILES COMERCIALES	5	34,519			SIGOSA STEEL
CORRUGADO	15	93,467			
SOLERAS	4	32,005			
BARRAS MACISAS	6	45,714			
OTROS	0	0			
SUBSIDIARIAS EN EL EXTRANJERO					
BARRAS EN CALIENTE	249	2,474,723			
BARRAS EN FRIO	42	560,293			
SEMITERMINADO REDOND	69	529,730			
SEMITERMINADO OTROS	66	458,681			
TOTAL		4,400,223			

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ICH
INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE 1 AÑO 2007

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CONSOLIDADO

Impresión Final

SERIES	VALOR NOMINAL($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B	0.0000	0	360,507,744	76,066,836	0	436,574,580	3,484,908	1,613,696
TOTAL			360,507,744	76,066,836	0	436,574,580	3,484,908	1,613,696

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION: 436,574,580

OBSERVACIONES

LOS PROYECTOS EN PROCESO AL 31 DE DICIEMBRE DEL 2006 SON LOS SIGUIENTES:

PROYECTOS EN PROCESO	MONTO INVERTIDO	GRADO DE AVANCE	FECHA DE CONCLUSION
DIVERSOS PROYECTOS EN LA PLANTAS DE MONCLOVA			
PROYECTO RECUBRIMIENTO INTERIOR	2,474	85%	JUNIO-07
PROYECTO RANURADO DE TUBERIA	1,040	80%	JUNIO-07
PROYECTO MOLINO 48	73,178		
DIVERSOS PROYECTOS EN REPUBLIC	68,782		
DIVERSOS PROYECTOS EN TLAXCALA	70,068		
DIVERSOS PROYECTOS EN MEXICALI	9,108		
TOTAL AL 31 DE DICIEMBRE DE 2006	158,567		

OPERACIONES EN MONEDA EXTRANJERA - LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN A LOS TIPOS DE CAMBIO VIGENTES EN LAS FECHAS DE SU CELEBRACION Y LIQUIDACION. LOS ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA SE CONVIERTEN A LOS TIPOS DE CAMBIO VIGENTES A LA FECHA DEL BALANCE GENERAL CONSOLIDADO. LAS DIFERENCIAS EN CAMBIOS INCURRIDAS EN RELACION CON ACTIVOS Y PASIVOS CONTRATADOS EN MONEDA EXTRANJERA SE LLEVAN A LOS RESULTADOS DEL AÑO, FORMANDO PARTE DEL COSTO INTEGRAL DE FINANCIAMIENTO.

LOS ESTADOS FINANCIEROS DE LAS SUBSIDIARIAS EN EL EXTRANJERO FUERON CONVERTIDOS A MONEDA NACIONAL DE CONFORMIDAD CON EL BOLETIN B-15 TRANSACCIONES EN MONEDA EXTRANJERA Y CONVERSION DE ESTADOS FINANCIEROS DE OPERACIONES EXTRANJERAS. TODAS LAS COMPAÑIAS SUBSIDIARIAS EN EL EXTRANJERO FUERON CONSIDERADAS COMO OPERACIONES EXTRANJERAS INTEGRADAS, POR LO QUE SUS ESTADOS FINANCIEROS FUERON CONVERTIDOS A MONEDA NACIONAL, MEDIANTE EL SIGUIENTE PROCEDIMIENTO:

- APLICANDO EL TIPO DE CAMBIO A LA FECHA DEL BALANCE GENERAL CONSOLIDADO PARA LAS PARTIDAS MONETARIAS.
- APLICANDO EL TIPO DE CAMBIO DE CUANDO SE ORIGINARON LOS ACTIVOS NO MONETARIOS Y EL CAPITAL Y, EL TIPO DE CAMBIO PROMEDIO PONDERADO DEL PERIODO PARA LAS PARTIDAS DE RESULTADOS.
- EL EFECTO DE CONVERSION RESULTANTE SE REGISTRA EN EL ESTADO DE RESULTADOS DENTRO DEL RESULTADO INTEGRAL DE FINANCIAMIENTO.
- ACTUALIZANDO LOS VALORES RESULTANTES CONFORME A LAS DISPOSICIONES DEL BOLETIN B-10, APLICANDO EL INPC.

PARA LA CONVERSION DE LA SUBSIDIARIA SIMREP SE CONSIDERO COMO ENTIDAD EXTRANJERA, POR LO QUE SUS ESTADOS FINANCIEROS FUERON CONVERTIDOS A MONEDA NACIONAL, MEDIANTE EL SIGUIENTE PROCEDIMIENTO:

- APLICANDO EL TIPO DE CAMBIO A LA FECHA DEL BALANCE GENERAL CONSOLIDADO PARA LOS ACTIVOS Y PASIVOS MONETARIOS Y NO MONETARIOS.
- APLICANDO EL TIPO DE CAMBIO DE CIERRE A LAS PARTIDAS DE INGRESOS Y GASTOS DEL PERIODO QUE SE INFORMA.
- EL EFECTO DE CONVERSION RESULTANTES SE REGISTRA EN UNA CUENTA DEL CAPITAL CONTABLE BAJO EL RUBO DE EFECTOS DE CONVERSION DE ENTIDADES EXTRANJERAS.
- ACTUALIZANDO LOS VALORES RESULTANTES CONFORME A LAS DISPOSICIONES DEL BOLETIN B-10 APLICANDO EL INPC DE LA ENTIDAD EXTRANJERA.

NOTAS A LOS ESTADOS FINANCIEROS

CONSOLIDADO

Impresión Final

END

(1) EN ESTE ANEXO SE INCLUYE LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS